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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                 Commission File Number  0-29251


                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q    [ ]  Form N-SAR

For Period Ended: April 30, 2002
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[ ]  Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant      Firepond, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

     890 Winter Street
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City, State and Zip Code       Waltham, Massachusetts 02451
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                         PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As previously announced, the Registrant is investigating the fraudulent activities of a former senior sales employee. Because the previously announced investigation is not yet complete, the Registrant has been unable to complete in a timely manner the gathering of the relevant information and the completion of the required analysis in order to complete the Form 10-Q for the quarter ended April 30, 2002 without unreasonable effort or expense by the prescribed due date. The Registrant intends to file the prescribed report within the allowed extension period.


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                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

  Susan Ledoux                           (781)                487-8400
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     (Name)                           (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                             [X] Yes         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes         [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The management of the Company expects to report reduced revenue and reduced losses for the six-month period ended April 30, 2002, as compared to the same period during the Registrant's prior fiscal year. The changes in the results of operations result from a reduction in sales volume and the Registrant's continued restructuring efforts. A reasonable estimate cannot be made until management has fully reviewed all necessary areas associated with the restructured operations and completed its investigation into the activities of its former senior sales employee.



                                 Firepond, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 14, 2002            By: /s/ Susan Ledoux
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                                      Name:   Susan Ledoux
                                      Title:  Chief Financial Officer